Securities and Exchange Commission
                             Washington, D.C. 20549

                      Schedule 13E-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                        Amendment No. 4 to Schedule 13E-3

                             FirstFed Bancorp, Inc.
                              (Name of the Issuer)

                             FirstFed Bancorp, Inc.
                           FirstFed Merger Corporation
         FirstFed Bancorp, Inc. Employee Stock Ownership Plan and Trust
                                B.K. Goodwin III
                                  Fred T. Blair
                                 James B. Koikos
                                E. H. Moore, Jr.
                                 James E. Mulkin
                                G. Larry Russell
                                  Lynn J. Joyce
                       (Name of Persons Filing Statement)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    33761Q102
                      (CUSIP Number of Class of Securities)

                                B.K. Goodwin III
                             Chairman of the Board,
                      President and Chief Executive Officer
                             FirstFed Bancorp, Inc.
                            1630 Fourth Avenue North
                             Bessemer, Alabama 35020
                                 (205) 428-8472
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)


                                 With Copies To:
                          Edward B. Crosland, Jr., Esq.
          Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P.
                     2600 Virginia Avenue, N.W., Suite 1113
                           Washington, D.C. 20037-1922
                                 (202) 944-1100



This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.  |_|  A tender offer.
d.  |_|  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction |_|

Calculation of Filing Fee


       Transaction Valuation(*)                   Amount of Filing Fee

 --------------------------------------    ------------------------------------

              $14,300,000                                $2,860


(*) The filing fee was determined based on the product of (a) the estimated 1,300,000 shares of common stock proposed to be acquired from stockholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $11.00 per share of common stock.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date if its filing.


                  Amount Previously Paid:  $2,860
                  Form or Registration No.:  Schedule 14A
                  Filing Party:  FirstFed Bancorp, Inc.
                  Date Filed: October 4, 2005, as amended on November 14, 2005, November 25, 2005 and December 7, 2005


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

                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FirstFed Bancorp, Inc., a Delaware corporation and a bank holding company that has registered as a financial holding company ("Bancorp"), FirstFed Merger Corporation, a Delaware corporation in organization and Bancorp's wholly owned subsidiary (the "Interim Company"), FirstFed Bancorp, Inc. Employee Stock Ownership Plan and Trust (the "ESOP"), and B.K. Goodwin III, Fred T. Blair, James B. Koikos, E. H. Moore, Jr., James E. Mulkin, G. Larry Russell and Lynn J Joyce (collectively, the "Individuals").

      This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13E-3 transaction described herein pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At a Special Meeting of Stockholders of the Company held on December 28, 2005, the stockholders adopted and approved the Agreement and Plan of Merger dated as of September 30, 2005 by and between Bancorp and the Interim Company (the "Agreement"). Bancorp and the Interim Company have filed a Certificate of Merger with the Office of the Secretary of State of Delaware providing for the merger to become effective at 11:59 p.m., Eastern Standard Time, on December 30, 2005 (the "Effective Time"). As a result of the merger, each share of Company common stock, par value $.01 per share ("Common Stock"), held by a stockholder who as of the Effective Time owned fewer than 10,000 shares of Common Stock and/or did not meet the requirements to be a Subchapter S corporation "qualified stockholder" (as defined in the Agreement) was converted into the right to receive $11.00 per share in cash from the Company. Each share of Common Stock held by a stockholder who as of the Effective Time owned 10,000 or more shares of Common Stock and met the requirements to be a Subchapter S corporation "qualified stockholder" was unaffected by the merger and remains outstanding. As a result of the merger, those are fewer than 300 stockholders of record of the Common Stock. On January 4, 2006, the Company filed a Form 15 with the Securities and Exchange Commission to provide notice of termination of registration of the Common Stock. The Company has also elected to be taxed as a Subchapter S corporation for federal income tax purposes.

      The Company also filed a Current Report on January 4, 2006, announcing consummation of the merger.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the merger agreement is attached as Appendix A to Bancorp's definitive proxy statement, which is incorporated herein by reference to Bancorp's Schedule 14A filed on December 6, 2005.

         All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

      All information contained in this Schedule 13E-3 concerning Bancorp, the Interim Company and the ESOP has been supplied by Bancorp, and all information concerning the Individuals has been supplied by the Individuals.

ITEM 1. SUMMARY TERM SHEET

      The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

      (a) The name of the subject company is FirstFed Bancorp, Inc. The address of its principal executive offices is 1630 Fourth Avenue North, Bessemer, Alabama 35020. Bancorp is a bank holding company under the Bank Holding Company Act of 1956, as amended, that has registered as a financial holding company. The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers - Questions And Answers About The Merger--Who are the parties to the proposed merger?" and "Proposal One--The Proposed Merger--Parties to the merger" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers - Questions And Answers About The Special Meeting--How many votes can be cast by all stockholders?" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

      (e) Not applicable.

      (f) The information set forth in the proxy statement under "Market for Securities And Dividend Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

      (a)-(c) The information set forth in the proxy statement under "Proposal One--The Proposed Merger--Parties to the merger" and "Directors and executive officers of FirstFed Bancorp and FirstFed Merger Corporation" is incorporated herein by reference.

      During the last five years, no filing person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Bancorp and the Interim Company, each trustee of the ESOP and each of the Individuals is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION

      (a) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers," "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal," "Special Factors--U.S. federal income tax consequences of the merger," "Proposal One--The Proposed Merger--Vote required to approve the merger," "Proposal One--The Proposed Merger--Structure of merger," "Proposal One--The Proposed Merger--Anticipated accounting treatment," "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," and "Special Factors--Certain effects of the merger on our stockholders," is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers," "Special Factors--Background of the merger," "Special Factors--Certain effects of the merger on FirstFed Bancorp," "Special Factors--Certain effects of the merger on our stockholders," "Proposal One--The Proposed Merger--Structure of merger" and "Proposal One--The Proposed Merger--Conversion and exchange of stock certificates" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--Am I entitled to dissenters' rights?" and "Proposal One--The Proposed Merger--Dissenting stockholders" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Special Factors--Background of the merger," "Special Factors--Financial fairness," and "Special Factors--Recommendation of our board of directors" is incorporated herein by reference.

      (e) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (a) None.

      (b)-(c) The information set forth in the proxy statement under "Special Factors--Background of the merger" and "Proposal One--The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger" is incorporated herein by reference.

      (e) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (b) The information set forth in the proxy statement under "Proposal
One - The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger" is incorporated herein by reference.

         (c)(1)-(8) The information set forth in the proxy statement under "Special Factors--Background of the merger," "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," "Special Factors--Source and amount of funds for the transaction," "Proposal One--The Proposed Merger--Operations of FirstFed Bancorp and the Bank following the merger," and Appendix A is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

      (a) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers--Questions And Answers About The Merger--Why is the merger being proposed?" "Special Factors--Background of the merger," and "Special Factors--Purposes of and reasons for the merger proposal" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Special Factors--Background of the merger" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--Why is the merger being proposed?" "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal" and "Proposal One--The Proposed Merger--Structure of merger" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Special Factors--Certain effects of the merger and the private placement offering on FirstFed Bancorp," "Special Factors--Certain effects of the merger on our stockholders," "Special Factors--U.S. federal income tax consequences of the merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

      (a)-(e) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--What does the board of directors recommend?" "Special Factors--Background of the merger," "Special Factors--Purposes of and reasons for the merger proposal," "Special Factors--Recommendation of our board of directors," and "Special Factors--Financial fairness" is incorporated herein by reference.

      (f) Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

      (a)-(b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--How was the cash price for shares of our common stock determined?" "Special Factors--Background of the merger," "Special Factors--Recommendation of the board of directors," "Special Factors--Financial fairness," and Appendices G and H is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Special Factors--Financial fairness" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      (a)-(b) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers --Questions And Answers About The Merger--How will the merger be funded?" and "Special Factors--Source and amount of funds for the transaction" is incorporated herein by reference.

      (c) The information set forth in the proxy statement under "Proposal One--The Proposed Merger--Expenses of the merger" is incorporated herein by reference.

      (d) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--How will the merger be funded? and "Special Factors-- Source and amount of funds for the transaction" is incorporated herein by reference.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

      (a) The information set forth in the proxy statement under "Special Factors--Security Ownership of Management and Certain Stockholders" is incorporated herein by reference.

      (b) Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

         (d)-(e) The information set forth in the proxy statement under "Summary Term Sheet Regarding the Merger Proposal," "Questions And Answers -- Questions And Answers About The Merger--What vote is required to approve the matters to be considered at the special meeting?" "Summary Information-- Questions And Answers About The Merger--What does the board of directors recommend?" "Special Factors--Recommendation of our board of directors," and "Proposal One--The Proposed Merger--Vote required to approve the merger" is incorporated herein by reference.

 ITEM 13. FINANCIAL STATEMENTS

      (a) The audited financial statements and unaudited interim financial statements set forth in Bancorp's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Bancorp's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 are incorporated herein by reference. The information in the proxy statement under "Selected Financial Information" is incorporated herein by reference.

      (b) The information set forth in the proxy statement under "Pro Forma Consolidated Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      (a)-(b) The information set forth in the proxy statement under "Cost of Special Meeting and Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

      The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

      Except as noted, the following exhibits are filed herewith:

      (a)(i) Proxy statement on Schedule 14A of Bancorp, including all appendices thereto (incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (a)(ii) Form of proxy (a copy of which is filed with Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (c)(i) Valuation report related to the common stock of Bancorp prepared by RP Financial, LC., and delivered to the board of directors of Bancorp (a copy of which is included as Appendix G to Bancorp's preliminary proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (c)(ii) Analyses performed by Feldman Financial Advisors, Inc. (filed as Exhibit (c)(ii) to Amendment No. 1 to this Schedule 13E-3).

      (d) Agreement and Plan of Merger, dated as of September 30, 2005, by and between Bancorp and the Interim Company (a form of which is included as Appendix A to Bancorp's proxy statement incorporated herein by reference to Bancorp's
Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (f) Section 262 of the Delaware General Corporation Law (included as Appendix E to Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (g) Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2006


                            FIRSTFED BANCORP, INC.

                            By:  /s/ B.K. Goodwin III
                                 -----------------------------------------------
                                 Chairman of the Board, President and
                                       Chief Executive Officer


                            FIRSTFED MERGER CORPORATION

                            By:  /s/ B.K. Goodwin III
                                 -----------------------------------------------
                                 Chairman of the Board, President and
                                       Chief Executive Officer


                            FIRSTFED BANCORP, INC. EMPLOYEE STOCK
                              OWNERSHIP PLAN AND TRUST

                            By:  /s/ Joe L. Stork
                                 -----------------------------------------------
                                 Retirement Plan Services Manager
                                 The Trust Company of Sterne, Agee & Leach, Inc.


                            /s/ B.K. Goodwin III
                            ----------------------------------------------------
                            B.K. Goodwin III


                            /s/ Fred T. Blair
                            ----------------------------------------------------
                            Fred T. Blair


                            /s/ James B. Koikos
                            ----------------------------------------------------
                            James B. Koikos


                            /s/ E.H. Moore, Jr.
                            ----------------------------------------------------
                            E. H. Moore, Jr.


                            /s/ James E. Mulkin
                            ----------------------------------------------------
                            James E. Mulkin


                            /s/ G. Larry Russell
                            ----------------------------------------------------
                            G. Larry Russell


                            /s/ Lynn J. Joyce
                            ----------------------------------------------------
                            Lynn J. Joyce

                                  EXHIBIT INDEX

      Exhibit
      Number                                 Description
      ------                                 -----------

      (a)(i) Proxy statement on Schedule 14A of Bancorp, including all appendices thereto (incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (a)(ii) Form of proxy (a copy of which is filed with Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (c)(i) Valuation report related to the common stock of Bancorp prepared by RP Financial, LC., and delivered to the board of directors of Bancorp (a copy of which is included as Appendix G to Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

      (c)(ii)          Analyses performed by Feldman Financial Advisors, Inc.
                       (filed as Exhibit (c)(ii) to Amendment No. 1 to this
                       Schedule 13E-3).

        (d) Agreement and Plan of Merger, dated as of September 30, 2005, by and between Bancorp and the Interim Company (a form of which is included as Appendix A to Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).

        (f) Section 262 of the Delaware General Corporation Law (included as Appendix E to Bancorp's proxy statement incorporated herein by reference to Bancorp's Schedule 14A, as filed with the Securities and Exchange Commission on December 6, 2005).



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